Exhibit 99.6

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

STEPHEN J. ODDO (174828)

SHAUN L. GROVE (222896)

401 B Street, Suite 1600

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

WILLIAM KINCHY, On Behalf of Himself	)	Case No. 1: 04-CV-030447
and All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	Assigned to: Judge William Elfving
vs.	)
	)	AMENDED COMPLAINT BASED UPON
VISX, INC.,	)	SELF-DEALING AND BREACH OF
ELIZABETH H. DAVILA,	)	FIDUCIARY DUTY
LAUREEN DE BUONO,	)
GLENDON E. FRENCH,	)	DEPT: 2
JOHN W. GALIARDO,	)	DATE ACTION FILED: 11/12/04
JAY T. HOLMES,	)
GARY S. PETERSMEYER,	)
RICHARD B. SAYFORD,	)
DOUGLAS H. POST and	)
DOES 1-25, inclusive,	)
)
Defendants.	) )

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a class action brought by plaintiff on behalf of the holders of VISX, Inc. (“VISX” or the “Company”) common stock against VISX and its directors and senior executive officers, challenging the proposed sale of VISX to Advanced Medical Optics, Inc. (“Advanced Medical”) for a combination of cash and Advanced Medical stock equaling approximately $26.52 per share (the “Proposed Acquisition”). The Proposed Acquisition is a product of an unfair process that will result in a change of control for VISX, will be beneficial to certain of the Company’s senior executives and directors (who are also shareholders of VISX) at the expense of VISX’s public shareholders, and will provide an unfair price to VISX’s public shareholders (who hold a majority of VISX’S outstanding shares). This action currently seeks only equitable relief and seeks to enjoin the Proposed Acquisition before it causes irreparable harm to plaintiff and the Company’s other public shareholders.

2. In pursuing the unlawful plan to sell VISX, via an unfair process and at an unfair price, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. Specifically, defendants agreed to sell the Company: (i) with no market check to gauge VISX’s true value in the marketplace or to determine whether there were other potential buyers who were willing to pay more for VISX than Advanced Medical; (ii) at a price that is not consistent with the valuation analyses performed by VISX’s and Advanced Medical’s investment bankers; (iii) at a price that is inconsistent with VISX’s stand-alone value; (iv) at a price that does not provide an appropriate premium to VISX public shareholders who hold a majority of the Company’s public shares and who will no longer be in control of the Company on a going forward basis after the Proposed Acquisition; and (v) without any structural protections, including a collar to the exchange ratio, to assure VISX common shareholders the true value of their stock if the price of Advanced Medical should fall relative to the price of VISX.

3. In order to convince VISX’s public shareholders to vote for the Proposed Acquisition, which will divest them of the bulk of the future benefits of the Company and strip them of their ability to control the destiny of their Company going forward, defendants have filed with the SEC preliminary

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

proxy materials – which ultimately will be sent to VISX shareholders seeking their approval of the Proposed Acquisition – that omit material information shareholders need to make a fully informed decision on how to vote their VISX common stock. Among the information that VISX shareholders need, but will not have in order to make a fully informed decision regarding the future of the Company is: (i) full information regarding the negotiating process leading to the Proposed Acquisition; (ii) information that justifies (and provides the basis for) the opinion from VISX’s investment bank, Goldman Sachs & Co. (“Goldman Sachs”), that the Proposed Acquisition consideration is fair to the Company’s public shareholders; (iii) full information regarding the value of the synergies expected to be enjoyed by the post-Acquisition merged company; and (iv) information regarding the business opportunities that VISX has forsaken in order to pursue the Proposed Acquisition.

4. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of VISX to one buyer, and one buyer only, on terms preferential to Advanced Medical and on terms that will allow the Company’s directors and senior executive officers to cash out otherwise inaccessible benefits while at the same time retaining the opportunity to obtain future benefits from the post-Acquisition company.

JURISDICTION AND VENUE

5. This Court has jurisdiction over VISX because VISX conducts business in California and is a citizen of California, and is incorporated in California. In addition, defendants Davila, De Buono and Petersmeyer are residents and citizens of California.

6. Venue is proper in this Court because the conduct at issue took place and had an effect in this county.

PARTIES

7. Plaintiff William Kinchy is, and at all times relevant hereto was, a shareholder of VISX.

8. Defendant VISX is engaged in the design and development of proprietary technologies and systems for laser vision correction.

9. Defendant Elizabeth H. Davila (“Davila”) serves as Chairman of the Board of Directors and Chief Executive Officer (“CEO”) of the Company. She was appointed Chairman of the Board in May 2001, and has served as Chief Executive Officer since February 2001. She also served as

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

President from February 2001 to July 2003. Davila was President and Chief Operating Officer from February 1999 to February 2001, Executive Vice President and Chief Operating Officer from May 1995 to February 1999, and has served as a director since December 1995. Davila also serves on the board of directors of NuGEN Technologies, Inc. and Cholestech Corporation. Davila will receive over $21 million in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

10. Defendant Laureen De Buono (“De Buono”) has served as a director of the Company since March 2003. She currently serves as Chief Financial Officer of Thermage, Inc., a private cosmetic dermatology company. De Buono acted as a management and financial consultant from November 2000 to September 2001 for various public and private companies. She also served as a director of INVIVO Corporation from February 1998 to January 2004, at which time the company was sold to Intermagnetics Group, Inc. De Buono will receive over $713,600 in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

11. Defendant Glendon E. French (“French”) has served as a director of the Company since May 1995. French has also served as Chairman and CEO of Imagyn Medical, Inc. French will receive over $423,777 in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

12. Defendant John W. Galiardo (“Galiardo”) has served as a director of the Company since May 1996. He served as Vice Chairman of the board of directors of Becton Dickinson & Co. and is the past Chairman of the Health Industry Manufacturers Association. He also serves on the board of directors of MedSource Technologies, Inc. Galiardo will receive over $1,269,116 in change of control benefits, not including stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

13. Defendant Jay T. Holmes (“Holmes”) has served as a director of the Company since March 1999. He has worked as an attorney and business consultant since mid-1996. Holmes has also held several senior management positions at Bausch & Lomb Inc., the most recent being Executive Vice President and Chief Administrative Officer from 1995 to 1996. He previously served as a member

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

of the board of directors of Bausch & Lomb and currently serves on the Advisory Board of Directors of Rochester Gas and Electric. Holmes will receive over $1,067,815 in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

14. Defendant Gary S. Petersmeyer (“Petersmeyer”) has served as a director of the Company since December 2001. According to SEC filings, Petersmeyer is considered a non-independent director of the Company due to a consulting agreement with the Company. He has also acted as a consultant to Pherin Pharmaceuticals Inc., where he previously served as President, Chief Operating Officer, and director and Inamed Corporation, which was acquired by Collagen Corp. He serves on the board of Percutaneous Systems, Inc. and acts as an advisor to Eunoe Corp., where he previously served as interim CEO, and Roxro Pharmaceuticals Inc. Petersmeyer will receive over $384,481 in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

15. Defendant Richard B. Sayford (“Sayford”) has served as a director of the Company since May 1995. He has been President of Strategic Enterprises, Inc., a private business consulting firm. Sayford is Chairman of the board of directors of HCA – HealthOne, L.L.C. and a former President and Corporate Vice President of Amdahl International, Ltd. and Amdahl Corp. Sayford will receive over $548,585 in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

16. Douglas H. Post (“Post”) is the President and Chief Operating Officer of VISX. After the Proposed Acquisition, Post will become head of American Operations for Advanced Medical, heading up the same operations he is currently in charge of at VISX. Post will receive over $6.5 million in change of control benefits, not including phantom units and stock options that will be replaced by Advanced Medical stock options, as a result of the Proposed Acquisition.

17. The defendants named above in ¶¶9-16 are sometimes collectively referred to herein as the “Individual Defendants.”

18. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS’ FIDUCIARY DUTIES

19. In any situation where the directors and officers of a publicly traded corporation agree to undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets (vis-a-vis the no-shop clause and a multi-million dollar termination fee);

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors or officers with preferential treatment at the expense of, or separate from, the public shareholders.

20. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of VISX, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided; and/or

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation.

21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

public shareholders of VISX, including their duties of loyalty, candor, good faith and independence, insofar as they stand on both sides of the transaction, are engaging in self-dealing to obtain for themselves personal benefits, including personal financial benefits, that will not be shared equally by plaintiff or the other public shareholders of VISX, are failing to maximize shareholder value by not undertaking a process designed to obtain the highest possible value in a sale of the Company, and are failing to disclose all material information in connection with seeking VISX shareholder approval. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the other public shareholders (other than the Individual Defendants) of VISX will receive adequate or fair value for their VISX common stock in the Proposed Acquisition.

22. Because the Individual Defendants have breached and are continuing to breach their duties of loyalty, good faith and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of VISX stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are Individual Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Individual Defendants.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. According to VlSX’s SEC filings, there were more than 49 million shares of VISX common stock outstanding as of October 22, 2004.

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, candor or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of VISX;

(e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty, candor and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

27. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

32. VlSX designs and develops proprietary technologies and systems for laser vision correction of refractive vision disorders. VlSX products include the VISX STARTM Excimer Laser System, which is a fully integrated ophthalmic medical device incorporating an excimer laser and a computer-driven workstation; the VlSX WaveScan(R)System, which is a diagnostic device that uses laser beam technology to measure comprehensive refractive errors of the eye and derive comprehensive refractive information about a patient’s individual optical system; and VlSX treatment cards, which provide the user with specific access to proprietary software and are required to operate the VISX STARTM Excimer Laser System. VlSX sells products worldwide and generates the majority of its revenues through licensing fees charged for the performance of laser vision correction using the VISX STARTM Excimer Laser System. VISX also licenses its technology to other laser system companies and generally receives royalties for the sale of its systems or for procedures that are performed in the United States using its systems.

33. VlSX has been the industry leader in laser vision technology since 1997 and currently has approximately 60% of the market procedure share. VISX holds over 200 patents worldwide and has licensed its technologies to Alcon, Bausch & Lomb, LaserSight, Nidek, Schwind, Zeiss-Meditec and WaveLight Technologies. As recently as July 2004, VISX common stock sold at prices of nearly $27 per share, well above the consideration that is likely to be received by VISX common shareholders in the Proposed Acquisition.

34. Despite a highly competitive and fluctuating laser vision market, VISX was poised to maintain its market dominance prior to the announcement of the Proposed Acquisition. Shortly before the announcement of the Proposed Acquisition, VISX management believed that the Company would

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

have earnings per share of over $0.80 in 2004 with approximately 30% earnings per share growth from year to year. Analysts were predicting that the Company’s share price would likely soar in 2005.

35. At the time of the announcement of the Proposed Acquisition, VISX had significant untapped potential that was just months away from adding to the Company’s already significant earnings and cash flow. VISX management expected to receive Food and Drug Administration (“FDA”) approval to use its Custome Vue procedure for hyperopia (also known as farsightedness) and astigmatism by the end of 2004 – approval VlSX has since received – and high myopia by mid-2005. VISX was also anticipating upgrades to its StarS4 platform and its 4EA Wavescan software, which already had FDA approval and would be launched by year-end. Finally, the Company expected to receive FDA approval for its iris recognition hardware upgrade by the end of 2004 and to launch the product in early-2005.

36. Prior to the announcement of the Proposed Acquisition, VISX adopted various stock option plans and provided senior executives and directors with phantom unit grants. The Company also had in place employment agreements for its senior executives, such as Davila and Post, which provided for benefits while they were employed by VISX and, in some instances, when they left. Each of these programs provided huge potential benefits for VISX senior executives and directors if the Company agreed to a transaction that would result in a change of control. Under the terms of the various stock plans and executive compensation packages, a change of control of VISX happens when the Company ceases to exist because of a merger or acquisition, even if the executive and/or director continues to be an employee and/or a director of the surviving company. The implementation of these programs, though not a breach being challenged by this action, provides motivation for some, if not all, of the Individual Defendants to endorse and agree to a merger or acquisition that results in a change of control for VISX, even if such a transaction is not in the best interests of the public VISX shareholders (shareholders other than Company officers and directors).

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THE PROPOSED ACQUISITION

37. Despite VISX’s current dominance in the laser vision market and its significant future prospects, Davila entered into discussions about a possible merger with Advanced Medical, and only Advanced Medical, in early-March 2004. Without consulting any outside Board member, Davila approached Goldman Sachs to work with her on a potential transaction with Advanced Medical. Along with defendant Post, Davila hired Goldman Sachs to undertake an analysis of potential strategic alternatives, and in particular, a transaction with Advanced Medical, but not to inquire as to whether there were other potential acquirers that would be willing to pay more for VISX. Indeed, between March 2004 and the announcement of the Proposed Acquisition on November 9, 2004, no VISX executive, director or representative of the Company, including its retained investment banker, contacted any other potential acquirer or merger partner to discuss an alternative transaction.

38. Davila did not even bother to inform the Board of discussions with Advanced Medical until the regularly scheduled May 12, 2004 Board of Directors meeting, when she told the Board that she and Post were in discussions with Advanced Medical and that Goldman Sachs was working with them towards a potential change of control transaction.

39. Although discussions between Davila, Post and Goldman, on one side and representatives of Advanced Medical, on the other, continued throughout May and June 2004, a Board meeting to specifically consider a potential transaction with Advanced Medical did not take place until June 21, 2004. During that meeting, the Board officially engaged Goldman Sachs – even though Goldman Sachs had already allied itself with Davila and Post in connection with their prior discussions with Advanced Medical and therefore was far from independent – to serve as its financial advisor in connection with a possible business combination with Advanced Medical.

40. Following the June 21, 2004 meeting, Davila and Post continued to be the sole negotiators for VISX, even though they had the most to gain from a business combination. Since both Davila and Post were likely to continue with any post-merger entity, they would benefit greatly by a transaction that would result in a change of control. As discussed in greater detail below, Davila and Post stood to gain more than $21 million and $6.5 million, respectively, via a change-in-control

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

transaction, nor including phantom unit awards and underwater stock options – even if they themselves did not lose their jobs or status in the post-merger entity.

41. Throughout June, July and August, Davila and Post (without any involvement by (i) the purportedly independent outside Board members, (ii) the purportedly independent bankers retained by the purportedly independent Board members, or (iii) the purportedly independent outside counsel) continued to negotiate a possible merger. During this same time period, VISX stock traded at as high as $26.72 – a price above what public shareholders would now receive in the Proposed Acquisition.

42. By August 4, 2004, Davila and Post had already tacitly agreed with Advanced Medical to a transaction structure that would result in change of control of VISX, thus providing Davila and Post with over $27 million in benefits, and that would also provide significant positions for them in the post-merger entity. Only after the structure was agreed upon did the Board receive any guidance by Goldman Sachs. Even after receiving an update and advice from Davila’s and Post’s bankers, VISX’s Board again permitted interested management, without oversight, to negotiate the remaining details of the agreement with Advanced Medical.

43. The Board did not retain Special Counsel until August 15, 2004, and even then they retained the same counsel who already were working with Davila and Post, to advise the purportedly independent Board members of their fiduciary responsibilities in connection with an interested transaction. Further, it was not until October 14, 2004 that any Board member or an independent representative of the Board actively participated in any aspect of the negotiations with Advanced Medical. By that time, however, the structure of the transaction – as well as the associated benefits to the Individual Defendants – had already been agreed upon. Indeed, by October 19, 2004, Advanced Medical’s legal counsel had already forwarded a draft merger agreement to VISX’s legal counsel.

44. Between October 19, 2004 and November 9, 2004, when the Proposed Acquisition was announced, some limited due diligence was conducted, and VISX and Advanced Medical agreed upon a specific exchange ratio – one that would ensure that a change of control occurred at VISX, but not at Advanced Medical. The cash component of the transaction, $3.50 per share, was part of the initial offer by Advanced Medical (and presumably the amount agreed to by Davila and Post during their discussions), and the VISX Board never gave a counter proposal to try to increase the offer.

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

45. On October 22, 2004, just before the final exchange ratio was to be agreed upon, VISX management shocked the market by issuing a press release which announced some of the worst quarterly results the Company had reported in recent years. On this news, the Company’s shares fell by more than $3 per share overnight, resulting in the largest decline on the entire New York Stock Exchange for that day. By issuing this release in the middle of merger discussions, management was able to assure that the ultimate price agreed upon would appear to the market to be a significant premium over the Company’s current trading price, which was artificially lowered as a result of horrible quarterly results mere days before the merger agreement was signed.

46. On November 9, 2004, the entire VISX Board, including Davila, approved the Proposed Acquisition despite the fact that there was no market check or any other effort undertaken to assure that public shareholders, who will be divested of their majority control of the Company, would receive the best possible consideration for their shares of VISX common stock.

47. After not having conducted a market check, defendants further foreclosed the possibility of maximizing shareholder value by agreeing to deal protection devices in the Merger Agreement which have the preclusive effect of discouraging any alternative bidders by: (i) preventing the Company from conducting a post-market check that would provide a sufficient body of information to ensure that the price being offered by Advanced Medical was the best available; and (ii) restricting the possibility that a third party would come forward with a superior offer. The Merger Agreement agreed to by defendants included a “no solicitation” clause, which precludes VISX from directly or indirectly soliciting, initiating, facilitating, encouraging, furnishing information or taking any other action (other than to disclose the existence of its non-solicitation obligation under the merger agreement) that is designed to, or is reasonably likely to lead to, any acquisition proposal by a third party or to even participate in any discussions or negotiations with any third party regarding any acquisition proposal. The provision further prohibits VISX from initiating, soliciting, negotiating, encouraging or providing confidential

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

non-public information to a potential interested party unless that party first made an unsolicited bonafide written acquisition proposal on terms more favorable to VISX shareholders. Provisions such as this one, which encourage disparate treatment of competing bidders, are unlawful.

48. The merger agreement also limits other potential suitors by imposing a $20 million termination fee on VISX. Accordingly, if a wholly unsolicited “Superior Proposal” is ultimately made, and defendants have no choice but to endorse it, then the superior bidder will have to pay an additional $20 million tax to Advanced Medical, on top of whatever else is being offered as consideration to acquire VISX.

49. Finally, the merger agreement does not provide for any mechanism, such as a collar, that will protect VISX shareholders from relative stock price fluctuations that will affect the value of the consideration actually to be received by VISX public shareholders. By the terms of the merger agreement, if Advanced Medical stock price goes down relative to VISX’s stock price, VISX’s public shareholders will receive less than what was negotiated, and potentially less than what they believe they will receive on the date of the shareholder vote on the Proposed Acquisition. Indeed, on the day the Proposed Acquisition was announced the total consideration to be received by all VISX shareholders was $1.27 billion. Since the announcement of the Proposed Acquisition, Advanced Medical’s stock price has consistently traded below its price prior to the announcement and as low as $38.80, causing the total consideration to be received by all VISX shareholders to fluctuate below the amount initially agreed upon by defendants.

50. On the same day the merger agreement was signed, the Company issued a press release entitled “Advanced Medical Optics to Acquire VISX, Creating Comprehensive Global Opthalmic Medical Device Company, Transaction Values VISX at $1.27 Billion.” The press release stated, in part:

Advanced Medical Optics, Inc. (AMO), a global leader in ophthalmic surgical devices and eye care products, and VISX, Incorporated, the global leader in laser vision

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correction, today announced the acquisition of VISX by AMO. The strategic combination, which was unanimously approved by both company’s [sic] boards, will bring together two highly complementary companies with a broad range of superior technologies and a singular focus on serving the vision care needs of practitioners and patients around the world.

Under the terms of the definitive merger agreement, VISX stockholders will receive 0.552 shares of AMO stock and $3.50 in cash for every share of VISX common stock they own, or a total value of $26.52 per share of VISX common stock, based on the closing price of AMO’s common stock on November 8, 2004. The total consideration will be approximately 29.0 million shares of AMO stock and $184 million in cash.

AMO expects the exchange of shares to be tax-free to VISX stockholders. Upon completion of the transaction, AMO’s stockholders will own approximately 58.5 percent of the combined company and VISX’s stockholders will own approximately 41.5 percent.

51. Fundamental to the Board’s decision to approve the Proposed Acquisition and to recommend that shareholders vote in favor of it was their purported reliance on the fairness opinion of Goldman Sachs, which opined that the Proposed Acquisition was fair from a financial point of view to VISX’s public shareholders. The Individual Defendants knew, or were reckless in not knowing, that they could not reasonably rely on Goldman Sachs by virtue of Goldman Sachs’ conflicted status. Public shareholders who will be ask to vote on the Proposed Acquisition, similarly cannot rely on the Goldman Sachs fairness opinion.

52. Goldman Sachs is itself conflicted by virtue of its prior relationship with management, who were clearly interested in the transaction by virtue of the millions of dollars in benefits they stand to gain, and the fact that Goldman Sachs is to receive the greater of $10 million or 0.75% of the aggregate consideration paid to VISX shareholders in the Proposed Acquisition (an amount currently equaling approximately $9.3 million), only if the Proposed Acquisition if consummated. As a recent Wall Street Journal article noted, because fairness opinions rendered under these types of contingent payments present inherent potential conflicts of interest, “it is an open secret on Wall Street that fairness opinions can be anything but arm’s-length analyses.”

53. Moreover, Goldman Sachs’ analysis does not justify the consideration being paid in the Proposed Acquisition or the Individual Defendants’ reliance on the Goldman Sachs fairness opinion. Despite the fact that Advanced Medical’s bankers, Morgan Stanley & Co., Inc. (“Morgan Stanley”) and Goldman Sachs were working from presumably the same VISX management projections for the

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Company, they produced value ranges in their Discounted Cash Flow Analysis (“DCF”), the most common and reliable valuation methodology, that diverged radically. For instance, Morgan Stanley’s DCF analysis produced an estimated value range for VISX of between $29.35 and $43.85, well above the Proposed Acquisition consideration, while Goldman Sachs’ DCF analysis produced value ranges of between $20.58 and $29.87, conveniently encompassing the estimated $26.52 consideration in the Proposed Acquisition. No explanation of the wide divergence in the value ranges is being given to VISX shareholders.

54. This is but one inconsistency in the information presented concerning Goldman Sachs’ analysis that makes it difficult, if not impossible, for VISX shareholders to determine what value, if any, to place on Goldman Sachs’ fairness opinion. For instance, although the proxy claims the Proposed Acquisition “will create more shareholder value,” there is no indication that Goldman Sachs considered or quantified potential synergies from the transaction and their value to VISX shareholders. Likewise, the projections used by both Morgan Stanley and Goldman Sachs, and any modification to those projections, upon which the bankers’ primary analyses were based, are not included in the Proxy materials.

SELF-DEALING AND DUTY OF LOYALTY

55. By reason of their positions with VISX, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of VISX, and especially the true value and expected increased future value of VISX and its assets, which they have not disclosed to VISX’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of VISX’s public shareholders.

56. All the Individual Defendants are interested in the Proposed Acquisition because (i) each of the Individual Defendants will receive substantial benefits as a result of a transaction that unnecessarily results in a change of control of the Company; (ii) the VISX Board of Directors is dominated and controlled by Davila; and (iii) the outside VISX Board members abdicated their duty to protect the interests of the VISX’s public shareholders by permitting Davila and Post, who have the greatest financial interest in agreeing to a transaction that will result in a change in control of the

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Company, to be the sole negotiators (without oversight) of the primary terms of the Proposed Acquisition.

57. As set forth below Davila and Post will receive the following benefits solely because the Individual Defendants agreed to a transaction that can be deemed a change of control of the Company:

Name and Title	Total Severance Payment	Aggregate Shares Subject to Outstanding Options	Aggregate Shares Subject to Unvested Options	Weighted Average Exercise Price of All Options	Value of All Options *
Elizabeth H. Davila Chairman of the Board and Chief Executive Officer	$2,622,878.06	1,900,108	466,668	$17.26	$18,318,889.07
Douglas H. Post President and Chief Operating Officer	$2,874,855.15	471,959	232,713	$18.97	$3,723,547.93

58. In addition to these benefits, Davila and Post have stock options that are currently “underwater” (options with strike prices above the $26.52 per share merger price). In most mergers underwater options would be extinguished upon the merger. Here, however, the Individual Defendants have negotiated a right to convert all underwater option, whether vested or unvested, into vested Advanced Medical options. Although defendants have not disclosed the strike prices of these underwater options, they are potentially worth millions of dollars to Davila and Post if Advanced Medical stock rises after the Proposed Acquisition due to the future prospects of VISX that are being usurped through the Proposed Acquisition. The fact that Davila and Post (and possibly other undisclosed executives) are receiving change of control benefits at all is made more egregious because they will continue to work at the post-Acquisition company. Post will keep his same job, supervising the operations that were formerly VISX’s. Davila will be a board member at the post-Acquisition company.

59. The outside directors are also receiving benefits that they would not be entitled to but for the change of control that will result from the Proposed Acquisition.

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Name	Aggregate Shares Subject to Outstanding Options	Aggregate Shares Subject to Unvested Options	Weighted Average Exercise Price of All Options	Value of All Options*	Phantom Units	Unvested Phantom Units
Laureen De Buono	50,000	27,188	$12.25	$713,600.00	1,537	328
Glendon E. French	54,000	3,000	$23.51	$423,777.50	880	—
John W. Galiardo	104,612	3,986	$16.89	$1,269,116.36	—	—
Jay T. Holmes	123,000	3,000	$26.35	$1,067,815.00	3,074	656
Gary S. Petersmeyer	39,043	13,123	$16.67	$384,481.47	1,537	328
Richard B. Sayford	60.000	3,000	$21.73	$548,585.00	880	—

Like Davila and Post, the director defendants also have underwater options that will be exchanged for fully vested Advanced Medical stock options.

60. The proposed sale is wrongful, unfair and harmful to VISX’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Advanced Medical on unfair terms.

61. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders is a violation of defendants’ duty of loyalty and results in at least the following injuries to VISX’s public shareholders:

(a) The $26.52 price offered to the public shareholders is inadequate;

(b) It is in Advanced Medical’s interest to buy the public’s shares at the lowest possible price, $26.52 despite the fact that the realizable value from growth and a recovery of the Company’s historic performance is far in excess of $26.52 per share;

(c) While Advanced Medical was exploring personal opportunities to buy out VISX, the conflicted Board did not search for competitive suitors;

(d) The price of $26.52 per share which Advanced Medical proposes to pay to Class members is grossly unfair and inadequate because, among other things, the defendants timed the announcement of the Proposed Acquisition to place an artificial cap on the price for VISX stock to enable them to acquire the stock at the lowest possible price; and

(e) The Proposed Acquisition is designed to essentially freeze VISX’s public shareholders out of a large portion of the valuable assets which have produced, and defendants expect

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

will continue to produce, substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to Advanced Medical.

MATERIAL NON-DISCLOSURES

62. On December 6, 2004, defendants and Advanced Medical filed a Preliminary S-4 Registration Statement (the “S-4”) with the SEC. Included in that document is defendants’ preliminary Proxy, which purportedly will be used, once its form is approved by the SEC, to convince plaintiff and other VISX public shareholders to vote to approve the Proposed Acquisition.

63. In addition to having an obligation to ensure both a fair price and a fair process in agreeing to the Proposed Acquisition, defendants have the duty to fully disclose all material information in the Proxy. Despite this obligation, defendants failed to disclose the following:

(a) Why no collar was negotiated to the exchange ratio by the VISX Special Committee;

(b) The projections for VISX for years 2005 to 2009 used by Morgan Stanley in its fairness analysis as referenced in the Form S-4, including VISX management’s estimates, Adjusted Wall Street Research Estimates and the Downside Case;

(c) Whether synergies Advanced Medical will reap from the Proposed Acquisition were valued and if so, the value determined;

(d) The projections for VISX and Advanced Medical for years 2005 to 2009 used by Goldman Sachs in its fairness analysis as referenced in the Form S-4, including VISX management’s projections, Advanced Medical management’s projections as adjusted by VISX management and VISX and Advanced Medical managements’ projected synergies, as adjusted by VISX management;

(e) Information concerning the other studies and analyses performed by Goldman Sachs in connection with its fairness opinion not described in the S-4;

(f) The implied value ranges for the various Selected Companies Analysis performed by Goldman Sachs in connection with its fairness opinion;

(g) Additional details concerning the “theoretical analyses of cost of capital” as described in the description of Goldman’s Sachs’ DCF analysis contained in the S-4;

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(h) An explanation of why the implied value ranges differ substantially between the Morgan Stanley and Goldman Sachs DCF analyses despite their purportedly being based on the same projections;

(i) The amount and strike prices of the stock options held by the Company’s senior executives and directors that have strike prices below $26.52 and that will convert to immediately exercisable Advanced Medical stock options;

(j) Additional information about the “recent business combinations” reviewed by Goldman Sachs in connection with its fairness opinion; and

(k) What, if any, strategic alternatives were considered and rejected before agreeing to the Proposed Acquisition.

64. The S-4 has subsequently been amended but continues to deprive VISX shareholders of all material information. As a result of these material non-disclosures and the numerous other process failure described herein, VISX’s public shareholders are being denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

65. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be harmed in that they will not receive their fair portion of the value of VISX’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

CAUSE OF ACTION

(Claim for Breach of Fiduciary Duties)

66. Plaintiff repeats and realleges each allegation set forth herein.

67. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of VISX and have acted to put their personal interests ahead of the interests of VISX’s shareholders.

68. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in VISX.

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

69. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Advanced Medical without regard to the fairness of the transaction to VISX’s shareholders. Defendant VISX directly breached and/or aided and abetted the other defendants’ fiduciary duties to plaintiff and the other holders of VISX stock.

70. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of VISX because, among other reasons:

(a) they failed to take steps to maximize the value of VISX to its public shareholders and they took steps to avoid competitive bidding, to cap the price of VISX’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

(b) they failed to properly value VISX; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

71. Because the Individual Defendants dominate and control the business and corporate affairs of VISX, and are in possession of private corporate information concerning VISX’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of VISX which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

72. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

73. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of VISX’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

74. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of VISX’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

75. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class,

76. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of VISX’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to VISX’s minority shareholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

77. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of VISX’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof, together with the termination fee and “no solicitation” clause;

F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

DATED: January 28, 2005	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON STEPHEN J. ODDO SHAUN L. GROVE

/s/ Stephen J. Oddo
STEPHEN J. ODDO

401 B Street, Suite 1600 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

Attorneys for Plaintiff

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

DECLARATION OF SERVICE BY MAIL

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Diego, over the age of 18 years, and not a party to or interest in the within action; that declarant’s business address is 401 B Street, Suite 1600, San Diego, California 92101.

2. That on January 28, 2005, declarant served the AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY by depositing a true copy thereof in a United States mailbox at San Diego, California in a sealed envelope with postage thereon fully prepaid and addressed to the parties listed on the attached Service List.

3. That there is a regular communication by mail between the place of mailing and the places so addressed.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 28th day of January, 2005, at San Diego, California.

/s/ Lela Fulcher
LELA FULCHER

AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

VISX STATE

Service List - 1/28/2005 (04-0555)

Counsel For Defendant(s)

David J. Berger *

Boris Feldman

Karen T. Stefano

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304-1050

    650/493-9300

    650/493-6811 (Fax)

Counsel For Plaintiff(s)

Darren J. Robbins	Marc M. Umeda
Randall J. Baron	Robbins Umeda & Fink, LLP
Stephen J. Oddo	610 West Ash Street, Suite 1800
Lerach Coughlin Stoia Geller Rudman & Robbins LLP	San Diego, CA 92101
401 B Street, Suite 1600	619/525-3990
San Diego, CA 92101-4297	619/525-3991 (Fax)
619/231-1058
619/231-7423(Fax)

*	Denotes service via facsimile and overnight delivery.